Exhibit 99.2

NYSE-A:ROY	NR 08-17
TSX:IRC	August 17, 2009

INTERNATIONAL ROYALTY CORPORATION
DECLARES DIVIDEND

DENVER, COLORADO – August 17, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) is pleased to report that its Board of Directors declared a dividend on August 13, 2009 of US$0.02 per share. Based on IRC’s 94,695,356 current shares outstanding, the total annual dividend will approximate US$3.8 million. The dividend is payable to shareholders of record on September 11, 2009 and will be paid on or about September 28, 2009.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S. (NYSE-A:ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com